06003292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-1402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. E. Allison & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 E. Basse, 2nd Floor
(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 22 2006
WASH. D.C.
185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, M. E. Allison, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. E. Allison & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

M. E. Allison, Jr.
Signature

President & C.E.O.
Title

PATRICIA A. PARKS
Notary Public, State of Texas
My Commission Expires
December 16, 2006

Patricia A. Parks
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

M. E. ALLISON & CO., INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

M. E. ALLISON & CO., INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
M. E. Allison & Co., Inc.

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. E. Allison & Co., Inc., as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
January 18, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

M. E. ALLISON & CO., INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash		$ 68,802
Certificates of deposit		245,000
Money market mutual funds		622,208
Deposit with broker-dealer		122,372
Other receivables		826
Securities owned, readily marketable		72,280
Bond inventory		101,637
Limited partnership interests		70,850
Property and equipment - at cost		
Furniture and fixtures	$ 435,603	
Automobiles	39,002	
Leasehold improvements	36,342	
Total property and equipment	510,947	
Less: Accumulated depreciation and amortization	(456,488)	54,459
Other assets		4,695
		$ 1,363,129

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Financial Condition
December 31, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 131,011
Stockholders' Equity:	
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized	38,500
Additional paid-in capital	3,850
Retained earnings	1,189,768
Total stockholders' equity	1,232,118
	$ 1,363,129

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Income
For the Year Ended December 31, 2005

Revenues:	
Financial advisory fees	$ 888,786
Commissions	171,708
Joint accounts	142,797
Interest and dividends	19,567
Revenue from sale of investment funds	101,137
Gain on sale of property	294,835
Other	139,547
Total revenues	1,758,377
Expenses:	
Employee compensation including commissions	987,429
Clearing expense	18,255
Occupancy and equipment	83,209
Interest expense	606
Other expenses	345,296
Total expenses	1,434,795
Income before income taxes	323,582
Provision (benefit) for income taxes	--
Net income	$ 323,582

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances, December 31, 2004	385	$ 38,500	$ 3,850	$ 866,186	$ 908,536
Net income				323,582	323,582
Balances, December 31, 2005	385	$ 38,500	$ 3,850	$ 1,189,768	$ 1,232,118

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2005

Balance at December 31, 2004	$	--
Increases		--
Decreases		--
Balance at December 31, 2005	$	--

The accompaying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 323,582
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	6,209
Realized gain on sale of partnership interest	(294,835)
Non-cash charitable contribution	90,685
Changes in assets and liabilities:	
Decrease in receivables - related party	9,616
Increase in deposit with broker-dealer	(31,414)
Decrease in other assets	354
Increase in accounts payable and accrued expenses	(6,850)
Net cash provided (used) by operating activities	97,347
Cash flows from investing activities	
Proceeds from sale of limited partnership interest	478,317
Equipment purchases	(19,818)
Net purchase of money market mutual funds	(556,291)
Purchase of bond inventory	(101,637)
Proceeds from margin account to purchase bond inventory	101,355
Purchase securities, readily marketable	(68,980)
Net cash provided (used) by investing activities	(167,054)
Net decrease in cash	(69,707)
Cash at beginning of year	138,509
Cash at end of year	$ 68,802

Supplemental Schedule of Cash Flow Information

Cash paid for income taxes	$ --
Cash paid for interest	$ 606

The accompanying notes are an integral part of these financial statements.

Note 1 - Accounting Policies Followed by the Company

M.E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company predominately deals in the purchase and sale of municipal bonds and provides financial advisory services to municipalities.

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a settlement-date basis, which is generally three business days after the trade date. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities owned, not readily marketable, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The Company also is the general partner of certain limited partnerships that are invested in real estate (land). The partnerships are accounted for on the equity method.

Furniture, fixtures and automobiles are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Leasehold improvements are amortized using the straight line method over an estimated useful life of 39 years.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. These basis differences are primarily related to unrealized gains on investment securities which have not been recognized for income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of approximately $1,067,430 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The components of deferred tax assets and liabilities are as follows:

Deferred tax assets	$200,700
Valuation allowance	(200,700)
	$ -0-

The tax benefit from the net operating loss carryforwards of $200,700 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2004	Current Period Changes	Deferred Tax Asset December 31, 2005
Federal	$ 352,350	$(151,650)	$ 200,700
Valuation allowance	(352,350)	151,650	(200,700)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Note 4 - Income Taxes, continued

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 151,650
Benefit from utilization of net operating loss carryforward of $393,877	(151,650)
Provision for federal income taxes	$ -0-

Deferred tax assets are related to net operating loss and non deductible charitable contribution carryforwards.

Net operating loss and non deductible charitable contribution carryforwards expire as follows:

Year Ending December 31,	Non Deductible Charitable Contribution Carryforwards	Net Operating Losses
2010	$ 55,063	
2018		$ 48,827
2019		161,549
2020		110,679
2021		131,119
2022		14,062
	$ 55,063	$ 466,236

Note 5 - Commitment and Contingencies

The Company has an operating lease for office space owned by an officer of the Company. The lease provides for 2 options to renew for 5 years each. The following is a schedule by years of minimum rental payments under the lease agreement:

Year Ending December 31,	Amount
2006	$ 77,000
2007	38,500
	$ 115,500

Note 5 - Commitment and Contingencies, continued

Rent expense under operating leases was $77,000 and sublease income was $10,500 during 2005.

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potential indemnification loss at December 31, 2005.

Note 6 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposit with broker-dealer is with the Company's clearing broker-dealer that is located in Dallas, Texas. Cash and certificates of deposit with one bank exceeded federally insured limits at December 31, 2005 and throughout the year then ended.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2005

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,232,118
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Other receivables	826	
Stocks with no market	8,100	
Limited partnership interests	70,850	
Property and equipment, net	54,459	
Other assets	4,695	(139,230)
Net capital before haircuts on securities positions		1,092,888
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market mutual fund	12,444	
Certificates of deposit	338	
Bond inventory	3,049	
Securities owned at market value	9,627	(25,458)
Net capital		$ 1,067,430

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 131,011
Total aggregate indebtedness	$ 131,011

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 8,738
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 250,000
Net capital in excess of minimum required	$ 817,430
Excess net capital at 1000%	$ 1,054,329
Ratio: Aggregate indebtedness to net capital	.12 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

M.E. ALLISON & CO., INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

For the Year Ended

December 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
M. E. Allison & Co., Inc.

In planning and performing our audit of the financial statements and supplemental information of M. E. Allison & Co., Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
January 18, 2006